

May 8, 2014

Via E-mail
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St. James's Square
London SW1Y 4PD
United Kingdom

  Re: **BP p.l.c.**
    Form 20-F for Fiscal Year Ended
    December 31, 2013
    Filed March 6, 2014
    File No. 001-06262

Dear Dr. Gilvary:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Notes on Financial Statements

Note 6 – Disposal of TNK-BP and Investment in Rosneft, page 160

1. Disclosure in your filing states that part of the gain arising from the sale of your interest in TNK-BP to Rosneft was deferred because Rosneft is now accounted for as an associate and that the deferred gain will be released to your income statement over time as the TNK-BP assets are depreciated or amortized. Please tell us about your conclusion that a portion of the gain associated with the disposal of your interest in TNK-BP should be deferred and recognized through your income statement in future periods in the context of the relevant authoritative guidance.

2.   You state the net result of the overall transaction to dispose of TNK-BP "was that BP would receive $12.3 billion in cash." Please tell us why the table on page 148 of your annual report showing the gain on disposal of your investment in TNK-BP does not appear to reflect the portion of the transaction wherein "BP would use $4.8 billion of the cash consideration to acquire a further 5.66% stake in Rosneft."

Oil and Gas Disclosures for the Group

Resource Progression, page 245

3.   We note that you had material volumes of proved undeveloped reserves ("PUDs") held for more than five years in Trinidad and the Gulf of Mexico as of December 31, 2013. Please tell us about the quantity of PUDs held in the Gulf of Mexico that have been on your books for more than five years and address any other PUDs held in the Gulf of Mexico that are not scheduled to be converted to proved developed status within five years of initial booking. As part of your response, please describe the drilling program associated with these PUDs. In addition, please quantify the total estimated cost associated with the conversion of these reserves and the amount incurred through December 31, 2013. Refer to Item 1203(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief